Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. COMMENCES ITS AMENDED EXCHANGE OFFERS AND
CONSENT SOLICITATIONS FOR ITS 9 1/2 % SENIOR NOTES
DUE 2003 AND 10 1/4 % SENIOR NOTES DUE 2006

Mexico City, April 29, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) ("Grupo TMM" or the "Company") announced today that it has commenced its amended exchange offers for all of its outstanding 9 1/2 percent Senior Notes due 2003 ("2003 notes") and its 10 1/4 percent Senior Notes due 2006 ("2006 notes" and together with the 2003 notes, the "existing notes"). The amended offers are described in a registration statement amendment, which Grupo TMM previously announced it had filed with the Securities and Exchange Commission and which has now become effective. The expiration date for the exchange offers was extended at the time Grupo TMM announced that it intended to amend the offers (in order to provide time for the amendment to be finalized); the expiration date is now being extended again, to midnight, New York City time, on May 12, 2003, to allow investors time to consider the amended offer.

Under the amended offers, Grupo TMM is offering a like principal amount of its 12 percent Senior Notes due 2004 ("new notes"), which are to be issued at the time the exchange offers close, for the existing notes. The new notes will be guaranteed on a senior unsecured basis by TMM Holdings, S.A. de C.V., a wholly owned subsidiary that indirectly owns all of Grupo TMM's interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), which operates the Company's rail operations. Both exchange offers are being made upon the terms and subject to the conditions set forth in the prospectus and letter of transmittal related to the exchange offers, each dated April 29, 2003. The purpose of the exchange offers is to extend the maturity of the company's 2003 notes, which mature on May 15, 2003, and to provide the company with sufficient time to complete the previously announced sales of its interests in its ports and terminals division and Grupo TFM.

Concurrently with the exchange offers, Grupo TMM is soliciting consents from holders of the existing notes. The primary purpose of the consent solicitations is to eliminate substantially all of the restrictive covenants of the indentures governing the existing notes and to permit the sale of the company's interests in Grupo TFM. The elimination of the restrictive covenants will also allow the intended application of the proceeds from the company's other asset sales. Holders who tender their existing notes in the exchange offers will be deemed, as a condition to a valid tender, to have given their consent to the proposed amendments applicable to the series of existing notes that they are tendering.

The obligation of Grupo TMM to consummate either exchange offer is conditioned upon, among other things, receipt of valid and unrevoked tenders representing at least 80 percent in aggregate outstanding principal amount of the 2003 notes and at least a majority of the aggregate outstanding principal amount of the 2006 notes pursuant to the exchange offers.

The exchange offers will expire at midnight, New York City time, on May 12, 2003, unless extended by Grupo TMM, with respect to one or both series of existing notes. As of 5:00 p.m., New York City time, on April 28, 2003, approximately 25.33 percent of the outstanding 2003 notes, or $44,814,000 principal amount, had been tendered and not withdrawn, and 78.46 percent of the outstanding 2006 notes, or $156,921,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn. In conjunction with the amendment to the exchange offers, Grupo TMM will promptly return all previously tendered existing notes and any tender of existing notes made prior to the date of the prospectus will be null and avoid. Any holder of existing notes that wishes to participate in the exchange offers must tender their existing notes on or after the date of the prospectus, even if such existing notes have been previously tendered for exchange. Tenders for exchange of existing notes and the related consents made on or after today's date are irrevocable and may not be withdrawn.

Citigroup Global Markets Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, S.A. de C.V. ("TFM"), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol "TMM" and Mexico's Bolsa Mexicana de Valores under the symbol "TMM A."

The exchange offers and consent solicitations are made solely by the prospectus dated April 29, 2003, the related letter of transmittal and consent, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM notes. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the company to complete the sale of its interest in the ports division and its interest in Grupo TFM; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.